December 1, 2005

Alcon, Inc.

Bösch 69

P.O. Box 62

Hünenberg, Switzerland

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549-6010

Ladies and Gentlemen:

On behalf of Alcon, Inc., a company incorporated in Switzerland (“Alcon”)(File No. 001-31269), set forth below are Alcon’s responses to the comments on the annual report on Form 20-F for the year ended December 31, 2004 filed by Alcon on March 15, 2005 (the “2004 Form 20-F”) and on the report on Form 6-K filed October 20, 2005 contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 18, 2005.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in its entirety in bold and is followed by the corresponding response of Alcon. All page references below are to the respective document noted in the Staff’s comments.

December 1, 2005

Form 20-F for the year ended December 31, 2004

Item 15. Controls and Procedures, page 92

Staff Comment No. 1

In future filings, please review your disclosure concerning changes in internal control over financial reporting to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language of amended Item 308(c) of Regulation S-K.

Alcon’s Response

Item 15(d) of Form 20-F requires disclosure of:

“. . . any change in the issuer’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.”

Since Alcon, Inc. is a foreign private issuer and is not required to report quarterly on internal controls and procedures, its disclosure addressed “the period covered by the annual report.” The Company believes that addressing the annual period, which included the last fiscal quarter, is responsive to the requirements of Item 15(d) of Form 20-F.

The Company will more closely conform its response in other respects and, if appropriate under the circumstances, proposes to use the following response in its 2005 Form 20-F:

“Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting identified in connection with the evaluation performed above that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

December 1, 2005

Consolidated Financial Statements

(1) Summary of Significant Accounting Policies and Practices, page F-7

(m) Revenue Recognition, page F-9

Staff Comment No. 2

Refer to your disclosure on page 39 stating that you “sell lasers and other surgical equipment used to perform laser refractive surgeries, and in the United States, charge a technology fee for each surgery performed.” Please clarify in future filings and in your response how your revenue recognition policy for laser and other surgical equipment differs among customers, channels, products and geographical location. In addition, clarify the nature and accounting treatment for the technology fee charged for sales in the United States and whether this is in addition to the sales price of the equipment. The accounting treatment for your equipment that is used by customers to perform surgeries should also be disclosed.

Alcon’s Response

The noted information disclosed on page 39 was included to provide additional information in Management’s Discussion and Analysis (“MD&A”) about the refractive product line, which was acquired in 2000. The MD&A includes discussion about the different marketing of this product line in the United States compared to the International business segment. Note (1)(m) addresses the accounting for per procedure technology fees that are unique to this product line, which includes lasers, and discloses the accounting treatment for all surgical equipment sales. This product line accounted for only 1.6% of total revenues in 2004. If this product line becomes more significant, the Company will consider expanded discussion of the related accounting in future filings.

December 1, 2005

Staff Comment No. 3

As a related matter, tell us and disclose in future filings how you determine the number of procedures performed in order to recognize revenue for technology fees.

Alcon’s Response

The refractive laser equipment electronically records the number of surgical procedures and transmits it to the Company over telephone lines when the equipment is powered up. As noted above, the refractive product line, which includes laser equipment, accounted for only 1.6% of total revenues in 2004. In future filings, Alcon will consider expanding the disclosure of revenue recognition for this product line if it becomes more significant.

December 1, 2005

Staff Comment No. 4

We note that you have customer incentive programs, including discounts and rebates. Explain to us the specifics of these incentive programs, for example the classification of and accounting for these sales incentives. Tell us how these incentives are estimated at the time of shipment. Revise future filings to clarify. Refer to EITF 01-9 in your response, as applicable.

Alcon’s Response

In future filings, the Company proposes to add language to note (1)(m) Revenue Recognition that is substantively as follows:

“When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales in accordance with Emerging Issues Task Force Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices. The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales. The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.”

December 1, 2005

Form 6-K filed October 20, 2005

Condensed Consolidated Financial Statements (unaudited)

(13) Contingencies, page 13

Staff Comment No. 5

We see that a jury rendered a verdict against the company for $94.8 million on May 6, 2005 related to patent infringement litigation. Tell us and disclose in future filings how you considered the criteria in paragraph 8 of SFAS 5 in determining whether you should record an estimated loss from the litigation.

Alcon’s Response

An estimated loss from a loss contingency shall be accrued under Financial Accounting Standards Board Statement No. 5 (“FASB 5”) if both of the criteria in paragraph 8 are met. The criteria are that:

1.	the loss is probable of occurring, and
2.	the loss can be reasonably estimated.

Under FASB 5, to be probable, a loss must be “likely to occur.”

The case is still pending in the district court. That court could adopt the jury's verdict, modify it in any number of respects, or grant the relief requested by the Company and set it aside altogether. The Company has evaluated the litigation, and the Company’s outside counsel has stated, “it would be premature to attempt to predict the likely liability, if any, for this case.”

Thus, while a loss resulting from this case remains possible, the Company does not believe it is necessarily likely to occur. Therefore, under FASB 5, no loss accrual should be recorded.

In the normal course of business, the Company engages its auditors, KPMG LLP, to perform limited reviews of the quarterly financial statements voluntarily furnished to the Commission on Form 6-K. In performing their limited review of the Form 6-K furnished on October 20, 2005, KPMG LLP consulted with their National office with regard to the matters described in note 13, Contingencies.

In future filings, if the status of the litigation remains unchanged, the Company plans to add the following language:

December 1, 2005

“After consulting with outside counsel, the Company has determined that a loss is less than probable. Accordingly, no provision for this matter has been recorded.”

If facts or conditions change in this matter, the Company again will consider at that time whether a loss should be recorded or disclosures should be expanded.

December 1, 2005

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Alcon’s responses to the Staff’s comments, please contact Monte Smith at (817) 615-2853 or the undersigned at the referenced number or in writing at the Company’s U.S. offices located at 6201 South Freeway, Fort Worth, Texas 76134-2099.

Very truly yours,

/s/ Jeff Stratton

Jeff Stratton

Vice President, U.S. Operations Finance

& Corporate Controller

(817) 568-6248

FAX: (817) 568-7111

BY EDGAR

Copies to:

Jacqualyn Fouse

Monte W. Smith

Elaine Whitbeck, Esq.

John T. Gaffney, Esq.

Kevin Coen, Esq.

Kristin Lochhead

BY FAX